UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

The planned tender offer for the ordinary shares of Prime Acquisition Corp. (“Prime”) to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares will be made pursuant to an offer to purchase and related materials that Prime intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of Prime when available. In addition, all of these materials (and all other materials filed by Prime with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the proposed target of the business combination described herein (“Target”) or Prime’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Prime public shareholders redeeming shares in the business combination tender offer; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the real estate business in Italy; fluctuations in customer demand; management of rapid growth; changes in government policy; Italy’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither Prime nor Target assumes any obligation to update any forward-looking statements.

Entry into a Material Definitive Agreements

On July 9, 2013, Prime Acquisition Corp., a Cayman Islands company (“Prime”) entered into definitive agreements to acquire (the “Acquisition”) certain real estate assets in Italy, as more fully described below.

Acquisition of Delfin S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “Delfin SPA”) was entered into by and among Prime, Prime BHN Luxembourg S.àr.l., a Luxembourg company and wholly owned subsidiary of Prime (“LuxCo”), bhn LLC, a New York limited liability company and the U.S. affiliate of leading financial and strategic advisory boutique bhn S.r.l. in Milan (“BHN”), Delfin S.r.l., an Italian limited liability company (“Delfin”), Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l. (collectively, the “Delfin Sellers” and each individually a “Delfin Seller”). Upon the closing of the transactions contemplated in the Delfin SPA, Prime will acquire 100% of the issued and outstanding equity interest of Delfin from the Delfin Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Delfin to LuxCo, with the result that Delfin would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Acquisition of SIM S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “SIM SPA”) was entered into by and among Prime, LuxCo, BHN, SIM S.r.l., an Italian limited liability company (“SIM”), G.S.I. S.r.l. and Bell Real Estate S.r.l. (collectively, the “SIM Sellers” and each individually a “SIM Seller”). Upon the closing of the transactions contemplated in the SIM SPA, Prime will acquire 100% of the issued and outstanding equity interest of SIM from the SIM Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in SIM to LuxCo, with the result that SIM would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Acquisition of Dieci Real Estate S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “Dieci SPA”) was entered into by and among Prime, LuxCo, BHN, Dieci Real Estate S.r.l., an Italian limited liability company (“Dieci”), ELLEGI S.r.l. and G.S.I. S.r.l. (collectively, the “Dieci Sellers” and each individually a “Dieci Seller”). Upon the closing of the transactions contemplated in the Dieci SPA, Prime will acquire 100% of the issued and outstanding equity interest of Dieci from the Dieci Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Dieci to LuxCo, with the result that Dieci would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Acquisition of ELLEGI S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “ELLEGI SPA”) was entered into by and among Prime, LuxCo, BHN, ELLEGI S.r.l., an Italian limited liability company (“ELLEGI”), Bell Real Estate S.r.l. and Stefano Lanati (collectively, the “ELLEGI Sellers” and each individually a “ELLEGI Seller”). Upon the closing of the transactions contemplated in the ELLEGI SPA, Prime will acquire 100% of the issued and outstanding equity interest of ELLEGI from the ELLEGI Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in ELLEGI to LuxCo, with the result that ELLEGI would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Acquisition of G.S.I. S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “G.S.I. SPA”) was entered into by and among Prime, LuxCo, BHN, G.S.I. S.r.l., an Italian limited liability company (“G.S.I.”), Bell Real Estate S.r.l. and IGS S.r.l. (collectively, the “G.S.I. Sellers” and each individually a “G.S.I. Seller”). Upon the closing of the transactions contemplated in the G.S.I. SPA, Prime will acquire 100% of the issued and outstanding equity interest of G.S.I. from the G.S.I. Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in G.S.I. to LuxCo, with the result that G.S.I. would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Acquisition of Magfin S.r.l.

On July 9, 2013, a Stock Purchase Agreement (the “Magfin SPA” and together with the Delfin SPA, SIM SPA, Dieci SPA, ELLEGI SPA, and G.S.I. SPA, collectively, the “SPAs” and each individually a “SPA”) was entered into by and among Prime, LuxCo, BHN, Magfin S.r.l., an Italian limited liability company (“Magfin” and together with Delfin, SIM, Dieci, ELLEGI, and G.S.I., collectively, the “Targets” and each individually a “Target”), Bell Real Estate S.r.l., G.S.I. S.r.l. (collectively, the “Magfin Sellers” and together with the Delfin Sellers, SIM Sellers, Dieci Sellers, ELLEGI Sellers, and G.S.I. Sellers, collectively, the “Sellers” and each individually a “Seller”). Upon the closing of the transactions contemplated in the Magfin SPA, Prime will acquire 100% of the issued and outstanding equity interest of Magfin from the Magfin Sellers in exchange for ordinary shares of Prime, and Prime will immediately contribute such equity interest in Magfin to LuxCo, with the result that Magfin would become a wholly owned subsidiary of LuxCo and an indirect wholly owned subsidiary of Prime.

Summary Description of Properties to be Acquired

The properties in the initial portfolio, including the properties to be acquired pursuant to the previously announced stock purchase agreements with Seba S.r.l. and Nova S.r.l., consist of office, industrial, commercial, and logistics properties in Italy. The following chart provides information about each of the properties to be acquired in the Acquisition:

	Property Name/Location	Type	Approx. Gross Leasable Area (in sq. meters)	Purchase Price (€ in millions)	Tenant	Average Lease Duration (Years)
1	Corso Europa 22, Milano	Office	1,800	€20.00	LabLaw	10
2	Milanofiori, Building A5	Office	1,000	€2.27	Various int’l and Italian firms	10
3	Milanofiori, Building Q7	Office	560	€0.87	Various int’l and Italian firms	10
4	Milanofiori, Building N	Office	2,300	€4.26	Various int’l and Italian firms	10
5	Viale Lucania, Buccinasco	Office, Industrial	16,500	€16.20	Microelettrica Scientifica	18
6	Via Buozzi 22, Buccinasco	Office, Warehouse	1,300	€1.36	Various int’l and Italian firms	10
7	Via Newton, Assago	Office	1,200	€2.50	Italian firms	10
8	Via Lazio 95, Buccinasco	Office, Warehouse	4,300	€3.73	Italian cos.	10
9	Via Emilia, Buccinasco	Commercial	250	€0.29	Italian commercial co.	10
10	Via Mulino, Buccinasco	Commercial	400	€1.07	Merkur	8
			29,610	€52.55

Terms and Conditions of the SPAs

Each of the SPAs are based on the same form of agreement, with the only material difference being the respective parties thereto, and with respect to ELLEGI and G.S.I. the covenant to reorganize the business prior to closing as more fully described below. The following is a summary of the material terms of each of the SPAs.

Acquisition Consideration

The respective number of ordinary shares of Prime issuable to the Sellers pursuant to the SPAs is equal to the quotient of: (a) the enterprise value of the Targets, plus any change in the amount of cash held by the Targets, less liabilities of the Targets assumed by Prime at closing (including mortgages encumbering properties owned by the Targets that Prime expects to assume), each such value as converted to U.S. dollars at an exchange rate equal to the average exchange rate at which Euros may be exchanged into U.S. dollars for the 20 days preceding the third business day prior to closing; divided by (b) ten to produce a valuation of $10 per share at closing. The closing under the SPAs will take place concurrently with the closing of the stock purchase agreements with Seba S.r.l. and Nova S.r.l.

Certain of these properties currently secure mortgages owed by the Sellers or are bound by certain liens (collectively, the “Liabilities”). Prime and BHN believe that these Liabilities are on favorable terms and expect that the existing Liabilities will be assumed by Prime at the time of the closing. To the extent that such Liabilities are assumed by Prime and not repaid by the Sellers, the net purchase price (i.e. the equity value) payable at closing (in the form of ordinary shares of Prime) will also be reduced. The following chart provides an estimate of the shares to be issued at closing in the event that no Liabilities are assumed and the number of shares to be issued in the event that all Liabilities are assumed:

	Property Name/Location	Purchase Price (€ in millions)	Mortgage (€ millions)	Equity Value (€ millions)	Net shares issuable(1)
1	Corso Europa 22, Milano	€20.00	€14.00	€6.00	780,000(2)
2	Milanofiori, Building A5	€2.27	€1.66	€0.61	79,582
3	Milanofiori, Building Q7	€0.87	€0.64	€0.23	30,501
4	Milanofiori, Building N	€4.26	€3.18	€1.08	140,400
5	Viale Lucania, Buccinasco	€16.20	€11.82	€4.38	569,660
6	Via Buozzi 22, Buccinasco	€1.36	€0.36	€1.00	130,779
7	Via Newton, Assago	€2.50	€1.18	€1.32	171,990
8	Via Lazio 95, Buccinasco	€3.73	€0.98	€2.75	357,819
9	Via Emilia, Buccinasco	€0.29	€0.21	€0.08	10,167
10	Via Mulino, Buccinasco	€1.07	€0.73	€0.34	44,200
	Total:	€52.55	€34.74	€17.81	2,315,170

(1)	Calculated at an assumed U.S. dollar to Euro exchange rate of $1.30 per €1.00, and a per share price of $10.00. Such amounts are subject to further adjustment based on the Target’s working capital at the time of closing.

(2)	Prime previously reported that it anticipated issuing an aggregate of 2,610,000 ordinary shares upon the closing of the Seba and Nova stock purchase agreements. As indicated in the chart above, in the event Prime assumed the related mortgage, then the total number of ordinary shares issuable at closing will be 780,000.

In addition to the adjustment to the purchase price described above, Prime, LuxCo, and the Sellers have entered into a Transaction Value Agreement, pursuant to which the Sellers are entitled to receive additional ordinary shares of Prime under certain circumstances as more fully described under the heading “Additional Agreements—Transaction Value Agreement” below.

Acquisition Covenants

The Targets and Sellers have agreed, pursuant to their respective SPAs, to the following covenants:

•	Conduct the business of the Target in the ordinary course, consistent with past practices, and to use best efforts to preserve intact the business relationships with employees, clients, suppliers, tenants, financing banks and other third parties;

•	Certain restrictive covenants, including covenants prohibiting: (a) amendments or waivers of existing contracts; (b) modifications to real property agreements and leases extending lease terms beyond 1 year or relating to payments in excess of $150,000; (c) capital expenditures in excess of $150,000; (d) disposition of the Target’s assets, except pursuant to current and disclosed agreements; (e) certain increases in employee compensation; (f) incurring additional indebtedness; (g) suffering or incurring additional liens, except for permitted liens; (h) suffering damage, destruction or loss of property related to Target’s assets; (i) delays or accelerations of receivables; (j) acquisition of Target by a third party; (k) lapse of insurance; (l) change in accounting principles or write-down of assets; (m) extending loans or advances to employees in excess of $8,000 individually or $50,000 in the aggregate; (n) changing practices or terms with respect to customers, suppliers or tenants; (o) hiring employees, consultants or advisors; (p) making or changing a material tax election; or (q) agreeing or taking any action the might make a representation or warranty inaccurate or misleading, or omitting to take, or agreeing to omit to take, action necessary to prevent any such representation or warranty from being inaccurate or misleading;

•	Provide full access to the offices and properties of the Target, furnish Prime and LuxCo with relevant information about Target’s business, and cause their agents to cooperate with Prime and LuxCo, including by providing access to such agents and relevant real property records;

•	Notify Parent and LuxCo of the following events: (a) any notice that consent of a third party is required to complete the transactions contemplated by the SPA; (b) any notice from a governmental authority relating to such transactions; (c) any actions commenced related to such transactions; (d) the occurrence of any material adverse change; and (e) any fact or circumstance that causes or could reasonably cause a representation to be false or misleading;

•	Grant Prime, LuxCo and BHN with exclusivity with respect to the transactions contemplated by the SPA, including by refraining from any solicitations from third parties and agreeing to promptly notify Prime or LuxCo of any unsolicited offers;

•	Provide unaudited financial statements within 30 days following the end of each calendar month;

•	Cooperate with Prime in connection with required SEC filings, respond to questions about Target and Seller related to such filings, and to provide information about Target and Seller for inclusion in such filings;

•	Provide financial information for Target for inclusion in Prime’s SEC filings, which information must be reviewed and/or audited as requested by Prime;

•	Subject to applicable law, to not disclose confidential and proprietary information of Prime without the prior written consent of Prime;

•	Granting Prime and LuxCo with the right to specifically enforce the restrictive covenants;

•	Use best efforts to obtain all necessary consents;

•	Provide, no later than July 23, 2013, an annual audit report relating to the financial information of Target required in connection with Prime’s SEC filings; and

•	With respect to ELLEGI and G.S.I., to complete, no later than July 23, 2013, a reorganization of Target whereby the only business of Target and its subsidiaries shall be owning and managing real estate properties.

The SPAs provide for the following covenants on the part of Prime, LuxCo and BHN:

•	Register the shares issuable to the Sellers following the closing (see “Additional Agreements—Registration Rights Agreement”)

•	Subject to the combined company’s ability to pay dividends under applicable law, the combined company will be required to pay an annualized dividend to all shareholders of Prime’s ordinary shares in the amount of $0.50 per share each year;

•	Prime agreed to use its reasonable best efforts to ensure that its shares continue to be listed on the Nasdaq Stock Market;

•	Prime has agreed to provide a guarantee to the Sellers in substantially the same form of those certain guarantees the Sellers have executed in favor of the lenders relating to the mortgages being assumed by Prime at the time of the closing; and

•	BHN has agreed to enter into a side letter agreement with the Sellers whereby BHN will reimburse the Sellers for franchise tax payment to be paid by the Sellers to the Italian tax authorities in connection with the execution of the SPAs in the event that the SPAs are terminated by Prime in the absence of a breach on the part of the Targets or Sellers, subject to BHN’s right to find an alternate purchaser for the Targets within 12 months of the execution of the SPAs.

Each of the parties to the SPAs have agreed to use best efforts to take the necessary actions to consummate the transactions provided for therein, including by executing and delivering such additional documents necessary to that end and to vest in LuxCo good, valid and marketable title to the Targets, free and clear of all liens. Further, such parties have agreed to keep confidential proprietary information of the other parties. Finally, the parties have agreed to comply with the business combination tender offer requirements, as more fully described under the heading “Tender Offer.”

Acquisition Conditions to Closing

The obligation of the parties to the SPAs to consummate the transactions provided for therein are conditioned generally on: (a) the absence of a law or order prohibiting or conditioning the closing; (b) the absence of an action to enjoin the closing; (c) completion of the business combination tender offer; (d) performance by the counterparties of their covenants and obligations; (e) accuracy of the counterparties’ representation and warranties; (f) absence of a material adverse change; (f) receipt of certain certificates from the counterparties; and (g) delivery of the additional agreements provided for in the SPAs.

The obligations of Prime, LuxCo and BHN to consummate the transactions provided for in the respective SPAs are also conditioned on: (a) receipt of audited financial statements from the Target; (b) satisfactory completion no later than July 23, 2013 by Prime and LuxCo of their due diligence review of Target and its assets; (c) delivery of all necessary third party consents to LuxCo; (d) release of all liens, other than permitted liens; (e) payment of all transaction related expenses, except for Target’s and Seller’s expenses; (f) delivery of legal opinions from counsel to Target; (g) delivery of satisfactory disclosure schedules to LuxCo; (h) simultaneous closing of all the various SPAs; and (i) obtaining satisfactory director and officer’s insurance covering a period of not less than 3 years following closing.

Indemnification; Dispute Resolution

The parties have agreed to provide for customary indemnification of the counterparties. Such indemnification is subject to a cap of 10% of the value of the consideration paid in the transaction. A party must incur at least $200,000 worth of indemnifiable losses before it is entitled to make a claim under the indemnification provisions of the respective SPA, but will be entitled to full indemnification once an eligible claim is made, subject to the 10% cap on liability. Prime, LuxCo and BHN are entitled to set off any indemnification obligations due to the counterparties with any indemnifiable losses for which Prime, LuxCo and BHN are entitled to receive indemnification.

The parties have agreed to resolve any disputes that arise from the SPAs though binding arbitration. To the extent the parties cannot agree upon an arbitrator, one will be selected by the New York, New York chapter head of the American Arbitration Association.

Termination

Any party may terminate the respective SPA in the absence of material breach if the closing has not occurred by December 31, 2013. Additionally, prior to July 23, 2013, Prime or LuxCo may terminate the SPAs for any reason or no reason if its due diligence investigation of the Targets is not completed satisfactorily. Upon any such termination, no party shall have any further obligation to the counterparties, except for the parties’ arbitration and indemnification obligations that survive termination, and each party shall bear its own expenses.

Other Agreements

Transaction Value Agreement

Concurrently with the execution of the SPAs, the parties to each SPA entered into certain Transaction Value Agreements (each, a “TVA” and collectively, the “TVAs”). Each of the TVAs are based on the same form of agreement, with the only material difference being the respective parties thereto.

Pursuant to the TVAs, Prime has agreed to make the Sellers whole in the event that the average public sales price of the shares issued pursuant to the SPAs is less than $10, by issuing additional ordinary shares of Prime to the Sellers. The make whole will be available only after the respective Seller has sold all of the shares issued pursuant to the applicable SPA. The number of shares issuable pursuant to the make whole provisions of the TVAs is the quotient of the total shortfall between $10 and the average public sales price for all shares sold, divided by the then current fair market value of the combined company’s ordinary shares. Prime will be obligated to make additional issuances of shares to the extent the Sellers have a shortfall after disposing of any shares issued pursuant to the make whole provisions. The make whole will terminate, and Prime will be entitled to repurchase any unsold shares issued, if any, pursuant to the make whole for an aggregate purchase price of $1, once the total proceeds received by the applicable Seller for any sales of shares (public or private) together with any cash dividend distributions received from the combined company equals the product of number of shares issued pursuant to the applicable SPA multiplied by $10.

Each of the TVAs grants the applicable Seller a call option on the equity interest of the respective Target in the event that such Seller is unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. Notwithstanding and provided there is any effective registration statement covering the such shares, if the total value of shares traded in the public market equals the dollar target for a given period, then the call option cannot be exercised for such period. The equity interest of the Targets will be placed in an escrow account for so long as the Sellers have the right to the call option. In order to exercise the call option, a Seller must deliver to the combined company all of the proceeds received from the sale of shares issued pursuant to the applicable SPA and TVA, together with any such shares that have not been sold by the Seller, but less certain franchise tax payments made by the Sellers and any the cost of the escrow agent.

Voting Agreement

The parties also agreed that pursuant to the terms of a voting agreement to be entered into at closing for the one year period following the closing of the acquisition, Prime’s board of directors will consist of seven person. BHN will designate six persons, of which three designees must qualify as an independent director under the Securities Exchange Act if 1934, and the rules of any applicable securities exchange, who are expected to initially be (a) Martin Major, (b) Mark Horan, and (c) Marco De Franceschini. Prime will designate one person, who shall initially be William Yu.

Registration Rights Agreement

Prime agreed to register all shares issuable to the Sellers pursuant to the Purchase Agreements pursuant to the terms of a Registration Rights Agreement to be entered into at closing.

Tender Offer

Prior to the closing of the Acquisition, Prime will provide its shareholders with the opportunity to redeem those ordinary shares issued in Prime’s initial public offering (the “IPO”) for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account set up to hold the net proceeds of Prime’s IPO pursuant to the Investment Management Trust Agreement, dated as of March 30, 2011, as amended (the “Tender Offer”). As of June 27, 2013, the redemption amount per share would have been approximately $10.02.

Prime will conduct the Tender Offer pursuant to Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Tender Offer documents to be filed with the SEC and provided to shareholders will contain substantially the same financial and other information about the acquisition and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies. Prime’s obligation to purchase ordinary shares validly tendered and not validly withdrawn pursuant to the Tender Offer will be subject to, among others; (i) the condition that no more than 83% of the number of ordinary shares issued in Prime’s IPO have been validly tendered and not validly withdrawn pursuant to and prior to the expiration of the Tender Offer (together with any shares previously tendered in the tender offer completed by the Company on March 28, 2013); and (ii) the satisfaction or waiver of certain other covenants made by Target and Target Shareholders pursuant to the terms of the SPAs.

Investment in Green Certificates

On July 3, 2013 Prime and BHN signed a Letter of Intent with Union European Concept Futurum Geie, a Romanian company that has partnership agreements with companies to build renewable energy plants (photovoltaic plants) that are obtaining green certificates in Romania, and Swiss electronics company Radiomarelli SA, one of the companies with which Union European Concept Futurum Geie has an agreement. The technical strategic supplier of most of these plants will be the leading inverter producer SMA. Pursuant to the Letter of Intent, Prime may purchase (for later resell) green certificates issued to the renewable energy plants (photovoltaic plants) valued at approximately $110 million at a price of €1.2 million per megawatt hour peak, in exchange for stock certificates representing an aggregate of up to 11,550,000 ordinary shares of Prime.

Green certificates are tradable certificates used to create a market that supports the generation of clean energy, as opposed to more traditional methods of government-supported investment and feed-in tariffs. Green certificates are currently being used and are a commonly accepted practice in various European countries, such as Italy, Germany, and Poland. In Romania, these certificates are specifically provided to companies as subsidies to invest and develop renewable power plants, granting potential investors green certificates per megawatt hour of electricity fed into the national grid. Upon receipt of these certificates, companies are then free to trade them to other companies in Romania for a fee. Once Romanian national targets are reached, these certificates will be able to be traded in other countries in the European Union.

Unregistered Sales of Equity Securities

Upon the closing of the transactions contemplated in the SPAs, an aggregate of approximately 2,315,170 ordinary shares (in the event Prime assumes all outstanding mortgages of the Targets) of Prime will be issued for 100% of the issued and outstanding shares in the Targets. The Prime ordinary shares to be issued to the Sellers will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements as provided in Section 4(2) of the Securities Act or the safe harbor from registration provided by Regulation S promulgated thereunder.

Where to Find Additional Information

Prime will file with the SEC the Schedule TO in connection with the proposed redemption of shares described herein. Shareholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about Prime and the proposed acquisition. Copies of the Schedule TO and other documents filed by Prime will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Prime Acquisition Corp No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, Attn: William Tsu-Cheng Yu, telephone number: 408-431-7286.

Exhibits

Exhibit No.	Description
4.1	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Delfin S.r.l., Davide Rigamonti, Cesare Lanati and G.S.I. S.r.l.
4.2	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, SIM S.r.l., G.S.I. S.r.l. and Bell Real Estate S.r.l.
4.3	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Dieci Real Estate S.r.l., ELLEGI S.r.l. and G.S.I. S.r.l.
4.4	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, ELLEGI S.r.l., Bell Real Estate S.r.l. and Stefano Lanati
4.5	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, G.S.I. S.r.l., Bell Real Estate S.r.l. and IGS S.r.l.
4.6	Stock Purchase Agreement, dated July 9, 2013, by and among Prime Acquisition Corp., Prime BHN Luxembourg S.àr.l., BHN LLC, Magfin S.r.l., Bell Real Estate S.r.l., G.S.I. S.r.l.
4.7	Letter of Intent, dated July 3, 2013, by and among Prime Acquisition Corp., Union European Concept Futurum Geie, Radiomarelli SA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 16, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer